U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 001-36755

NOTIFICATION OF LATE FILING

Check One:

o	Form 10-K
o	Form 20-F
o	Form 11-K
x	Form 10-Q
o	Form 10-D
o	Form N-SAR
o	Form N-CSR

For Period Ended: September 30, 2016

o	Transition Report on Form 10-K
o	Transition Report on Form 20-F
o	Transition Report on Form 11-K
o	Transition Report on Form 10-Q
o	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I.                      REGISTRANT INFORMATION.

The registrant is JRjr33, Inc. (the “Company”).  The address of the Company’s principal executive office is 2950 North Harwood Street, 22nd Floor, Dallas, Texas 75201.

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

x          (a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

o          (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

o           (c)       The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                      NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its quarter ended September 30, 2016 by the prescribed date without unreasonable effort or expense because the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition for the quarter ended June 30,2016 and the quarter ended September 30, 2016.

The Quarterly Report on Form 10-Q for its quarter ended September 30, 2016 could not be filed within the prescribed time period because the Company needs additional time to compile and review certain information and consequently to provide such financial information to its auditors so that they can complete their quarterly review of the financial statements to be included in the Company’s Quarterly Report to be filed on Form 10-Q for the quarters ended June 30, 2016 and September 30, 2016. Management and the audit committee of the Company's board of directors are actively working to compile and review the information for the quarterly review.  The Company intends to file the Quarterly Report on Form 10-Q as soon as reasonably practicable after completion of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

PART IV.                      OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification:

John P. Rochon                (469) 913-4120

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

o   Yes                                           x No

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 has not been filed yet.

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last quarter will be reflected by the earnings to be included in the subject report or portion thereof?

o   Yes                                           x No

JRjr33, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

JRjr33, Inc.

Dated: November 15, 2016	By:	/s/ John P. Rochon
John P. Rochon
Chief Executive Officer